Liberty PlugIns, Inc. DBA Liberty Access Technologies



ANNUAL REPORT

1482 East Valley Rd, Ste 329

Santa Barbara, CA 93108

0

www.libertyplugins.com

This Annual Report is dated April 29, 2022.

BUSINESS

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for EV charging systems serving workplace, multi-tenant dwellings and fleets.

Liberty has distributed shares in its 90% owned subsidiary Liberty Health Technologies, Inc. (LHT) to its shareholders as of December 20, 2021.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 400,000

Use of proceeds: new product development and general corp purposes

Date: January 31, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 200,000

Use of proceeds: general corporate purposes

Date: November 09, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $225,000.00

Number of Securities Sold: 900,000

Use of proceeds: general corporate purposes

Date: March 23, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $25,000.00

Number of Securities Sold: 100,000

Use of proceeds: general corp purposes

Date: December 23, 2017

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $68,694.00

Number of Securities Sold: 251,444

Use of proceeds: General corporate purposes

Date: December 31, 2019

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $930,728.00

Number of Securities Sold: 2,528,102

Use of proceeds: General corporate purposes, marketing and R&D.

Date: December 31, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $428,744

Number of Securities Sold: 1,645,774

Use of proceeds: General corporate purposes, marketing and R&D.

Date: December 31, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The following discussion is based on our unaudited operating data.

Financial Statements

Our financial statements for the years ending December 31, 2021 and 2020 can be found in the financial statement section of the offering materials.

Financial condition

Liberty PlugIns, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $726,099 down 17% compared to fiscal year 2020 revenue of $874,675. We believe the decrease is due to the pandemic and lower demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey and Arizona. We believe that U.S. EV sales will expand, allowing us to demonstrate renewed success with our Hydra charging product.

Cost of sales

Cost of sales in 2021 was $179,508 a decrease of approximately $385,000 from cost of sales of $564,196 in fiscal year 2020. This change was largely due to a decrease in sales resulting in a larger percentage of sales from software and contract revenue.

Gross Margins

2021 gross profit increased by $236,409 over 2020 gross profit and gross margins as a percentage of revenues increased from 36% in 2020 to 75% in 2021. This performance was caused primarily by a general decrease in Hydra sales, but an increase in contract revenue and higher software maintenance costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2021 increased by $238,750 from 2020.

This increase was due to increased product development expenses.

Recent offerings of securities

In 2021, the company completed a crowdfunding offering on Start Engine of 1,645,774 shares of common stock at the average price of $0.33 per share for a total amount of $429,079.

Historical results and cash flows:

We hope to continue and also improve on past results. In 2021 Liberty's revenue decreased due to the pandemic. However, Liberty's sales are increasing significantly so far in 2022 and we expect strong growth going forward as EV adoption continues to expand.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $88,657.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Liberty currently has no debt.
The PPP loan has been forgiven.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Outwater

Chris Outwater's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO

Dates of Service: September 15, 2009 - Present

Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is $60,000 plus a 5% sales commission. He received no equity compensation in 2021, but is eligible to receive company stock options when awarded by the board of directors.

Position: Director

Dates of Service: January 15, 2016 - Present

Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Position: CEO

Dates of Service: June 12, 2020 - Present

Responsibilities: CEO of Liberty Health Technologies, Inc.

Name: Michael M. Keane

Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: June 15, 2015 - Present

Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2021. He received no equity compensation in 2021, but is expected to receive a significant amount of company stock and/or options in 2022.

Other business experience in the past three years:

Employer: StratagoCorp

Title: Founder

Dates of Service: June 15, 2012 - Present

Responsibilities: CEO

Name: Richard G. Mckee, Jr.

Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Chairman of Board

Dates of Service: June 15, 2017 - Present

Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

Employer: Dynamic Investment Group, Inc.

Title: CEO

Dates of Service: January 01, 1998 - Present

Responsibilities: Stock analysis, consulting and portfolio management.

Name: Herman Morton Leibowitz

Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 05, 2017 - Present

Responsibilities: Board members provide oversight and protect the interest of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

Employer: Waste Heat Solutions

Title: Founder

Dates of Service: January 15, 2000 - Present

Responsibilities: Waste heat and thermodynamics engineer

Name: Richard Grossi

Richard Grossi's current primary role is with the issuer. He currently services approximately 30 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: April 3, 2021 - Present

Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Grossi received no cash compensation in 2021. He received 375,000 stock options as compensation in 2021, and is eligible for additional company stock options when awarded by the board of directors.

Other business experience in the past three years:
Mr. Grossi was the co-founder and CFO of two privately held companies providing IT support services in the areas of legal and financial services.

Name: Richard (Rick) Davis

Richard (Rick) Davis's current primary role is with 374Water, Inc.. Richard (Rick) Davis currently services 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October 10, 2020 - Present

Responsibilities: Board of Directors. Rick Davis receives zero salary compensation for his role as director. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

Employer: PowerVerde Inc.

Title: CEO, Director

Dates of Service: November 06, 2011 - Present

Responsibilities: Corporate Finance, Structure Equity, finance deals including private and public companies. Merge or sell. CEO of waste heat-to-energy company, PowerVerde.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Chris Outwater

Amount and nature of Beneficial ownership: 8,730,000 shares plus 80,000 options

Percent of class: 16.8% of the fully diluted shares outstanding, including options and warrants

RELATED PARTY TRANSACTIONS

Name of Entity: Chris Outwater

Relationship to Company: Officer and Director

Nature / amount of interest in the transaction: Chris Outwater allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $35,000. As of December 31st, 2021, the outstanding balance of that line of credit owed by Liberty was $0. The company has loaned Chris Outwater $109,090 as of December 31, 2021, which is a loan receivable from Chris Outwater to Liberty.

Material Terms: $72,500 line of credit at 10% interest per annum.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 52,378,040 outstanding.

Voting Rights

Common share voting rights. one share, one vote.

Material Rights

On a fully diluted basis we have 52,378,040 shares of common stock outstanding. Of those 52,378,040 shares, 6,650,000 are unconverted options and 6,301,173 are unconverted warrants.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Liberty PlugIns, Inc. DBA Liberty Access Technologies

By   /s/ *Chris Outwater*

        Name: Liberty PlugIns, Inc. DBA Liberty Access Technologies

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Chris Outwater, the Chief Executive Officer of Liberty PlugIns, Inc., DBA Liberty Access Technologies, hereby certify that the financial statements of Liberty PlugIns, Inc. and notes thereto for the periods ending 12/31/2020 and 12/31/2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Liberty PlugIns, Inc. has not yet filed its federal tax return for 2021.

For the year 12/31/2020 we had taxable income of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/11/2022.

Chris Outwater   (Signature)

CEO

4/28/2022

Liberty Plugins, Inc.
Balance Sheet Summary
(Unaudited)

For Fiscal year ended December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets				
Cash & cash equivalents		88,657		188,238
Accounts Receivable		290,196		158,455
Other Current Assets		184,239		149,505
Total Current Assets	$	**563,093**	$	**496,197**
Fixed Assets				
Other Assets		118,250		122,392
TOTAL ASSETS	$	**681,342**	$	**618,590**
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts Payable		89,355		163,059
Credit Cards		2,501		8,867
Other Current Liabilities		90,465		142,268
Total Current Liabilities	$	**182,321**	$	**314,194**
Long-Term Liabilities		-		-
Total Liabilities	$	**182,321**	$	**314,194**
Total Stockholders' Equity		499,021		304,396
TOTAL LIABILITIES AND EQUITY	$	**681,342**	$	**618,590**

Liberty Plugins, Inc.
Statements of Operations
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Income				
Sales		509,181		874,675
Sales of Product Income		151,956		
Services		64,962		
Total Income	$	726,099	$	874,675
Cost of Goods Sold		179,508		564,493
Gross Profit	$	546,591	$	310,182
Expenses				
General and administrative		511,876		505,184
Sales and marketing		160,660		177,869
Research and development		479,405		230,138
Total Expenses	$	1,151,941	$	913,191
Net Operating Income	$	(605,350)	$	(603,009)
Other Income		60,366		1,443
Net Income	$	(544,984)	$	(601,566)

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For the fiscal year ended December 31, 2021

| (in thousands, $US) | Common Stock | | Additional Paid In Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Equity |
	Shares	Amount				
December 31, 2016	29,864,971	2,299,990			-2,768,469	-468,479
Issuance of Common Stock	1,916,975	411,093				411,093
Rounding		-2				-2
Net Loss					-209,191	-209,191
Balance - December 31, 2019	**34,777,991**	**$ 3,478**	**$ 3,521,709**	**-**	**$ (3,453,111)**	**$ 72,076**
Issuance of shares for proceeds	2,528,102	$ 253	$ 837,227	$ (158,733)	-	$ 678,746
Stock-based compensation	-	-	$ 154,947	-	-	$ 154,947
Net loss	-	-	-	-	$ (601,374)	$ (601,374)
Balance - December 31, 2020	**37,306,093**	**$ 3,731**	**$ 4,513,883**	**$ (158,733)**	**$ (4,054,485)**	**$ 304,396**
Issuance of shares for proceeds	1,645,774	$ 165	$ 428,579	$ 158,733	-	$ 587,477
Exercise of warrants for shares	75,000	$ 8	$ -	-	-	$ 8
Stock-based compensation	400,000	$ 40	$ 152,085	-	-	$ 152,125
Net Loss	-	-	-	-	$ (544,984)	$ (544,984)
Balance - December 31, 2021	**39,426,867**	**$ 3,896**	**$ 5,094,547**	**-**	**$ (4,599,469)**	**$ 499,021**

Liberty Plugins, Inc.
Statement of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
OPERATING ACTIVITIES				
Net Income		(544,984)		(601,374)
Adjustments to reconcile Net Income to Net Cash provided by operations:		(128,258)		(73,618)
Net cash provided by operating activities	$	**(673,242)**	$	**(674,992)**
INVESTING ACTIVITIES	$	**(165,949)**	$	**(1,954)**
FINANCING ACTIVITIES	$	**739,609**	$	**833,694**
Net cash increase for period	$	**(99,581)**	$	**156,748**

CERTIFICATION

    I, Chris Outwater, Principal Executive Officer of Liberty PlugIns, Inc. DBA Liberty Access Technologies, hereby certify that the financial statements of Liberty PlugIns, Inc. DBA Liberty Access Technologies included in this Report are true and complete in all material respects.

Chris Outwater

CEO